

March 2, 2015

<u>Via E-mail</u>
Andrew S. Hughes
Vice President & General Counsel
Ikanos Communications, Inc.
47669 Fremont Boulevard
Fremont, California 94080

      Re: Ikanos Communications, Inc.
             Schedule TO-I
             Filed February 20, 2015
             File No. 005-81084

Dear Mr. Hughes:

We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending the filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to the facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and the information you provide in response to these comments, we may have additional comments.

<u>Offer to Exchange Certain Outstanding Stock Options for a Number of Replacement Stock Options</u>

<u>General</u>

1. It appears that you are relying upon the global exemptive order issued by the Commission on March 21, 2001. Please advise us whether all of the options subject to the exchange offer were issued under an employee benefit plan as defined in Securities Act Rule 405. Specifically address whether an "employee benefit plan" meets the definition contained in Rule 405 to the extent plan beneficiaries include persons performing services under contract, such as consultants.

2. Advise us whether the Eligible Options granted to the CEO and the Replacement Options that will be granted to the CEO were and will be issued pursuant to an employee benefit plan meeting the definition in Rule 405. In this regard, we note the disclosure that the CEO "holds eligible options that were granted outside of our 1999 Plan and 2004 plan" and that "any Replacement Options will be made outside of the 2014 Plan."

Important Notice

3. You state that the offer is not being made to, nor will Ikanos Communications, Inc. accept any election to exchange options from or on behalf of option holders in any jurisdiction in which making the offer or accepting any tendered options is illegal. To the extent the exchange offer is not being conducted in reliance upon the earlier-referenced 2001 Exemptive Order, please provide your analysis as to how limiting participation in this manner is consistent with Exchange Act Rule 13e-4(f)(8)(i). See Section II.G.1 of Securities Exchange Act Release No. 58597 (September 19, 2008).

The Offer, page 17

Section 4. Procedures for Tendering Options, page 19

4. It would appear that the only means available to tender Eligible Options is electronically by making an online election at the offer website. It does not appear that an alternate means of tendering Eligible Options will be provided for eligible employees who may not have Internet access or who may be unable to access the online website at a given point in time prior to the expiration date. Please revise the offer accordingly, or advise.

Section 5. Withdrawal Rights and Change of Election, page 20

5. You appear to limit the means of withdrawal to solely the offer website. Please see our prior comment. Please provide us with a legal analysis as to why you believe restricting the means of withdrawal to this process is in compliance with the withdrawal rights incorporated in Rule 13e-4(f)(2). In the alternative, please revise your offer to permit for an alternate mode of withdrawal.

Section 7. Conditions of the Offer, page 22

6. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this decision constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to option holders. You may not, as the language on page 24 seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

Certain Financial Information, page 30

7. We noticed that certain financial information has been incorporated by reference in addition to the summary financial information provided. Please be advised that Schedule TO, by its terms, requires the financial information to be disclosed directly in the Offer to Exchange and only affords the issuer the option of including the required financial via incorporation by reference. To the extent certain of the required financial information has been incorporated by reference, Instruction six of Item 10 of Schedule TO has been interpreted by the Division of Corporation Finance to require issuer compliance with Item 1010(c) of Regulation M-A. Please revise to include any missing information – including the ratio of earnings to fixed charges, even if negative or produced for the first time - for all periods specified, or advise. Refer to interpretation I.H.7 in the Division's July 2001 supplement to the manual of publicly available telephone interpretations.

Section 16. Extension of Offer; Termination; Amendment, page 39

8. Please explain the circumstances under which you believe you may provide only oral notice of the amendment or termination of the offer. Alternatively, please revise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In responding to our comments, please provide a written statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (202) 551-3252 or Nicholas P. Panos, Senior Special Counsel, at (202) 551-3266 if you have any questions regarding our comments.

Sincerely,

/s/ *Lisa M. Kohl*

Lisa M. Kohl
Attorney-Advisor
Office of Mergers & Acquisitions

cc: Via E-mail
        Allison Leopold Tilley, Esq.
        Pillsbury Winthrop Shaw Pittman LLP